LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729

RECEIVED
2004 JUL 30 P 3:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

04035912

SUPPL

July 29, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

- **Second Quarter Report & Interim Management's Discussion and Analysis for the period ended June 30, 2004**
- **Form 52-109FT2 –Certification of Interim Filings during Transition Period CEO)**
- **Form 52-109FT2 –Certification of Interim Filings during Transition Period (CFO)**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

Dlw 8/3

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: [signature]
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

LEGACY HOTELS

Real Estate Investment Trust

Second Quarter Report
& Interim Management's Discussion and Analysis
For the period ended June 30, 2004





Performance continues to improve through most of our portfolio with revenue per available room ("RevPAR") up 16.3% in the second quarter.

Occupancies in virtually all of our hotels increased considerably and have largely returned to 2002 levels. Given our higher level of operating leverage, the recovery in travel demand resulted in significantly improved profitability throughout the portfolio with hotel EBITDA[1] up 50% and distributable income[1] per unit improving 150%.

Revenues at our Canadian portfolio increased in virtually all markets led by a strong recovery in Toronto. The U.S. lodging industry is also experiencing strong growth led by buoyant travel demand. The continuing recovery in the Canadian and U.S. lodging industries, coupled with ongoing margin improvement will result in strong cash flow growth in 2004 as compared to the prior year.

Group bookings for the balance of this year remain in-line with expectations. We anticipate continued strength in business travel, both group and individual, with overall performance exceeding 2002 levels. While booking patterns remain short, current indications are that U.S. travel into Canada will be lower than anticipated during the summer months. A strong international tour base and domestic demand are expected to absorb some of the shortfall. Overall, we anticipate that both occupancies and rates in 2004 will approximate levels realized in 2002.

After a challenging year in 2003, we remain focused on maximizing performance throughout our portfolio. We believe our portfolio is ideally positioned to take advantage of the recovery in lodging demand and the growing Canadian economy.

Signed:

NEIL J. LABATTE
President and Chief Executive Officer
July 20, 2004

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

1. See Non-GAAP Financial Measures on page 8 for reconciliation to generally accepted accounting principles.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements and notes contained herein. The consolidated financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements and MD&A are presented in Canadian dollars unless otherwise stated.

The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results may differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of Legacy's control. Legacy evaluates such estimates and assumptions on a periodic basis.

The MD&A contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

FINANCIAL HIGHLIGHTS
(In millions of dollars, except per unit amounts)

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
Revenues	**$ 207.6**	$ 165.8	**$ 357.8**	$ 296.0
Hotel EBITDA	**51.2**	34.1	**62.3**	39.6
Net income (loss)	**12.0**	4.7	**(14.4)**	(16.7)
Distributable income (loss)	**20.5**	8.1	**4.6**	(9.1)
Basic and diluted net income (loss) per unit	**0.08**	0.01	**(0.20)**	(0.22)
Basic and diluted distributable income (loss) per unit	**0.20**	0.08	**0.04**	(0.09)
Distributions declared per unit	**0.08**	0.00	**0.08**	0.185

RESULTS OF OPERATIONS

COMPARABLE OPERATING STATISTICS

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
Revenue per available room ("RevPAR")	**$ 129.16**	$ 111.06	**$ 108.76**	$ 98.77
Average daily rate ("ADR")	**$ 178.07**	$ 173.46	**$ 164.90**	$ 163.82
Occupancy	**72.5%**	64.0%	**66.0%**	60.3%
RevPAR – Fairmont				
British Columbia	**$ 158.93**	$ 136.64	**$ 123.06**	$ 104.75
Alberta, Saskatchewan and Manitoba	**119.08**	108.64	**105.37**	98.26
Ontario and Quebec	**139.19**	106.95	**116.04**	98.19
United States	**197.64**	189.48	**171.93**	172.49
Total	**$ 146.95**	$ 123.69	**$ 122.45**	$ 108.68
RevPAR – Delta				
Alberta, Saskatchewan and Manitoba	**$ 82.76**	$ 78.49	**$ 77.39**	$ 74.94
Ontario and Quebec	**99.05**	87.72	**85.99**	83.87
Atlantic Canada	**97.01**	91.20	**79.48**	75.89
Total	**$ 94.38**	$ 86.37	**$ 82.01**	$ 79.39

Comparable hotels are considered to be properties owned by Legacy for at least the entire current and prior periods. Given the strategic importance of the acquisition of The Fairmont Olympic Hotel, Seattle, it has been included in Legacy's operating statistics on a proforma basis as if owned since January 1, 2003. As a result, all properties have been included in the calculation of operating statistics. Management considers RevPAR, ADR and occupancy to be meaningful indicators of hotel operations, however, readers are cautioned that they are not defined measures of operating performance under GAAP. Legacy's calculation of RevPAR, ADR and occupancy may be different than those used by other lodging entities.

THREE MONTHS ENDED JUNE 30, 2004

Revenues

Second quarter revenues increased $41.8 million or 25.2% to $207.6 million (2003 – $165.8 million). Revenues at our Canadian portfolio increased in virtually all markets led by a strong recovery in Toronto. Revenues at our three Toronto hotels were up almost 65% driven by gains in both occupancy and ADR. Fairmont The Queen Elizabeth also showed meaningful revenue growth, up almost 20% in the second quarter, following the completion of its major renovation project in the second quarter of 2003. The British Columbia region continues to be a source of strength with each of our hotels benefiting from strong demand growth. Revenues at Fairmont Le Château Frontenac exceeded 2003 levels, however performance at the property was below expectations this quarter as the market continues to experience lower U.S. and international travel demand.

The U.S. lodging industry is experiencing strong growth led by buoyant travel demand. Revenues at our Washington, D.C. property were up over 15% during the quarter driven by strong occupancy and rate growth. Acquired in August 2003, The Fairmont Olympic Hotel, Seattle contributed approximately $13 million in revenues during the quarter. Having been rebranded less than one year ago, we expect performance at this property to improve considerably going forward as we have experienced with our Washington hotel.

RevPAR for the portfolio increased 16.3% to $129.16 for the second quarter (2003 – $111.06) as a result of improvements in occupancy and ADR of 8.5 points and 2.7%, respectively.

At the Fairmont managed properties, RevPAR increased 18.8% to $146.95 (2003 – $123.69) as a result of a 9.6 point improvement in occupancy and a 3.3% increase in ADR. Strong performance was experienced through the majority of the portfolio led by RevPAR growth of almost 90% at The Fairmont Royal York. Fairmont The Queen Elizabeth improved RevPAR by approximately 20% as a result of travel demand recovery within the market combined with the completion of the hotel's renovation program. Strong performance at each of our hotels in British Columbia contributed to a 16.3% RevPAR improvement for the region.

At the Delta managed properties, RevPAR increased 9.3% to $94.38 (2003 – $86.37) due to a 6.4 point occupancy improvement. In 2003, our Delta portfolio was not as impacted by the downturn as our Fairmont portfolio since Delta generates a greater component of revenues from domestic travellers.

Operating Expenses

Operating expenses increased $21.4 million to $134.3 million (2003 – $112.9 million). The costs associated with the addition of the hotel in Seattle led to the majority of this increase. The improvement in occupancy throughout the balance of the portfolio also resulted in additional costs incurred.

Second quarter gross operating profit increased 38.6% to $73.3 million (2003 – $52.9 million). Gross operating margin, defined as gross operating profit as a percentage of revenues, improved to 35.3% (2003 – 31.9%). The impact of improving revenues on margins is pronounced given the relatively fixed nature of operating costs at current occupancy levels. While operating margins in the second quarter improved significantly over the prior year, they remain below historical levels given the increasing cost environment over the past few years coupled with lower revenue growth. Over the longer term, we expect to achieve higher margins as we focus on driving increased revenues throughout the portfolio.

Hotel management fees, both base and incentive, represented approximately 3.2% of revenues during the quarter (2003 – 3.3%). This percentage is relatively unchanged since few properties are generating incentive fees at current operating levels.

Property taxes, rent and insurance increased by $2.2 million to $15.6 million (2003 – $13.4 million). The increase is primarily attributable to the inclusion of the Seattle acquisition. A higher property assessment at one of our largest hotels also contributed to higher expenses during the second quarter of 2004 as compared to 2003. Costs through the balance of the portfolio were relatively unchanged.

Labour negotiations are underway at the Delta Toronto Airport West following the expiry of the hotel's labour contract on March 31, 2004. Three additional labour contracts are scheduled to expire at the end of 2004. Although it is not possible to predict the outcome of negotiations, management is hopeful that negotiated contracts will be reached.

Hotel EBITDA

The high operating leverage within the portfolio resulted in hotel EBITDA increasing 50.1% to $51.2 million in the second quarter (2003 – $34.1 million). Hotel EBITDA margin, defined as hotel EBITDA as a percentage of revenues, improved to 24.7% (2003 – 20.6%). Improved occupancy, ADR and diligent adherence to cost control measures contributed to the improvement.

Other Items

Amortization

Amortization expense increased $7.6 million to $18.7 million (2003 – $11.1 million). While the addition of the Seattle hotel resulted in additional expenses, the majority of the increase is due to a change in accounting policy with respect to the amortization of hotel buildings. Effective January 1, 2004, Legacy has prospectively adopted the use of straight-line amortization for its assets (see Changes in Accounting Policies).

Interest Expense, Net

Net interest expense increased to $17.6 million in the second quarter of 2004 (2003 – $14.6 million). The increased interest results from higher debt balances due to the acquisition of The Fairmont Olympic Hotel, Seattle, the recent mortgage financing on the Sheraton Suites Calgary Eau Claire, the debt refinancing completed at the end of 2003 and increased bank borrowings.

Income Tax Expense (Recovery)

Current income tax expense represents large corporation taxes payable by certain subsidiary companies. The future tax recovery is generated by subsidiary corporations given the seasonality of earnings. These recoveries will ultimately be passed on to unitholders through a reduction in the taxable portion of distributions.

Net Income

Legacy's hotel EBITDA growth resulted in a significant improvement in net income, despite the increase in amortization and interest expenses mentioned above. Net income for the second quarter was $12.0 million (2003 – $4.7 million) and basic and diluted net income per unit was $0.08 (2003 – $0.01).

SIX MONTHS ENDED JUNE 30, 2004

Revenues

For the six months ended June 30, 2004, revenues increased 20.9% or $61.8 million to $357.8 million (2003 – $296.0 million). A strong recovery in demand occurred in the second quarter, particularly in Toronto, which contributed the majority of the performance improvement. Together, revenues at our three properties in Toronto are up over 30% in 2004. Year-to-date, our Canadian revenues are up 13% and are in-line with levels achieved in 2002. The addition of the Seattle property in August 2003 also contributed approximately $24 million during the six months ended June 30, 2004.

For the six months ended June 30, 2004, RevPAR for the portfolio increased 10.1% to $108.76 (2003 – $98.77) led by increases in occupancy and ADR of 5.7 points and 0.7%, respectively.

At the Fairmont managed properties, RevPAR increased 12.7% to $122.45 (2003 – $108.68) as a result of a 7.2 point improvement in occupancy and a 0.6% increase in ADR. RevPAR rose in almost all markets, led by an approximate 40% improvement at The Fairmont Royal York. At the Delta managed properties, RevPAR increased 3.3% to $82.01 (2003 – $79.39) due to occupancy improving 2.8 points and a 1.1% decline in ADR.

Operating Expenses

For the six months ended June 30, 2004, operating expenses increased $34.1 million to $253.9 million (2003 – $219.8 million). The costs associated with the addition of the hotel in Seattle led to the majority of this increase. The improvement in occupancy throughout the balance of the portfolio also resulted in additional costs incurred.

Gross operating profit increased 36.3% to $103.9 million for the first half of the year (2003 – $76.2 million). Gross operating margin improved to 29.0% during the period (2003 – 25.7%). The impact of improving revenues on margins is pronounced given the relatively fixed nature of operating costs at current occupancy levels. While operating margins in the period improved significantly over the prior year, they remain below historical levels given the increasing cost environment over the past few years coupled with lower revenue growth. Over the longer term, we expect to achieve higher margins as we focus on driving increased revenues throughout the portfolio.

Hotel management fees, both base and incentive, represented approximately 3.1% of revenues during the six months ended June 30, 2004 (2003 – 3.2%). This percentage is relatively unchanged since few properties are generating incentive fees at current operating levels.

Property taxes, rent and insurance increased by $3.6 million to $30.7 million (2003 – $27.1 million). The increase is primarily attributable to the inclusion of the Seattle acquisition. A higher property assessment at one of our largest hotels also contributed to higher expenses in 2004 as compared to 2003. Costs through the balance of the portfolio were relatively unchanged.

Hotel EBITDA

Hotel EBITDA improved 57.3% or $22.7 million to $62.3 million (2003 – $39.6 million) as a result of strong revenue growth and EBITDA margin improvement to 17.4% (2003 – 13.4%).

Other Items

Amortization

Amortization expense increased $15.4 million to $37.6 million (2003 – $22.2 million). While the addition of the Seattle hotel resulted in additional expenses, the majority of the increase is due to a change in accounting policy with respect to the amortization of hotel buildings. Effective January 1, 2004, Legacy has prospectively adopted the use of straight-line amortization for these assets (see Changes in Accounting Policies).

Interest Expense, Net

Net interest expense increased to $34.8 million for the first six months of 2004 (2003 – $28.3 million). The increased interest results from higher debt balances due to the acquisition of The Fairmont Olympic Hotel, Seattle, the additional mortgage financing on the Sheraton Suites Calgary Eau Claire, the debt refinancing completed at the end of 2003 and increased bank borrowings.

Income Tax Expense (Recovery)

Current income tax expense represents large corporation taxes payable by certain subsidiary companies. The future tax recovery is generated by subsidiary corporations given the seasonality of earnings. These recoveries will ultimately be passed on to unitholders through a reduction in the taxable portion of distributions.

Net Income

Legacy's revenue growth, primarily in the second quarter, resulted in significantly improved operating performance. However, the increase in amortization and interest expenses mentioned above offset some of this improvement. Net loss for the six months ended June 30, 2004 improved to $14.4 million (2003 – net loss of $16.7 million) and basic and diluted net loss per unit was $0.20 (2003 – net loss per unit of $0.22).

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents on hand at June 30, 2004 totalled $25.3 million, an increase of $6.0 million from December 31, 2003. Total liquidity, including undrawn bank lines, at June 30, 2004 approximated $50 million, up approximately $6 million from December 31, 2003.

Operating Activities

For the three months ended June 30, 2004, cash generated by operations was $17.5 million (2003 – $2.3 million). The improvement resulted from higher earnings generated by the portfolio. The increased working capital needs was due to the addition of Seattle as well as higher prepaid requirements for property taxes and insurance. For the six months ended June 30, 2004 cash generated from operating activities improved to $17.2 million (2003 – cash used from operating activities of $9.2 million).

Due to the seasonal nature of our operations, cash generated by operations is not consistent throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations. As a result, we typically generate significant positive cash flow during the second and third quarters.

Investing Activities

Capital expenditures during the quarter totalled $5.2 million (2003 – $17.0 million). Year-to-date capital expenditures totalled $10.1 million (2003 – $32.4 million). In 2003, we completed the renovation program at Fairmont The Queen Elizabeth.

Following the completion of several significant capital projects over the past few years, we have been working our way towards a capital program within our maintenance reserve. Based on our current view on capital requirements for the year, we estimate investing approximately $40 million in our properties in 2004, compared to our previous estimate of approximately $45 million. This capital is weighted to the end of the year which is a period of slower demand. This results in minimal displacement for our guests.

During the six months ended June 30, 2004, a US$10.1 million deposit was made under the terms of an existing mortgage.

Financing Activities

On March 31, 2004, we completed a $40 million fixed rate mortgage financing for the Sheraton Suites Calgary Eau Claire. The proceeds were used to pay down related party loans outstanding to Fairmont Hotels & Resorts Inc. and to fund operating needs. During the quarter, $17.0 million was applied to the repayment of our bank loans.

We currently have $42.0 million in debt maturing within the next twelve months made up of mortgage principal repayments as well as a US$20 million loan related to the Seattle acquisition which is due in February of 2005.

We believe that we have sufficient capacity to allow us to finance all of our planned operating activities, capital expenditures and distributions.

NON-GAAP FINANCIAL MEASURES

Distributable Income (Loss)

Distributable income (loss) is determined in accordance with the Declaration of Trust and is intended to approximate Legacy's taxable income. This amount forms the basis of distributions to unitholders.

Significantly improved performance throughout the portfolio resulted in an improvement in second quarter distributable income to $20.5 million (2003 – $8.1 million). For the six months ended June 30, 2004, distributable income increased to $4.6 million (2003 – distributable loss of $9.1 million), primarily as a result of strong second quarter results.

Following the difficult year experienced in 2003, we were pleased to resume quarterly distributions of $0.08 per unit to our unitholders in the second quarter of 2004. This level of distribution provides for us to distribute less than our anticipated annual distributable income the balance of which will be used to reduce debt.

Distributable income (loss) per unit is based on the average number of units and exchangeable shares outstanding on each distribution date, as this provides a better reflection of the income distributable to unitholders at each distribution date than the weighted-average method. Distributable income (loss) and distributable income (loss) per unit have been calculated as follows:

DISTRIBUTABLE INCOME (LOSS)
(In millions of dollars, except per unit amounts)

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
Net income (loss)	**$ 12.0**	$ 4.7	**$ (14.4)**	$ (16.7)
Add (deduct):				
Amortization of property and equipment	**18.7**	11.1	**37.6**	22.2
Income tax expense (recovery), net	**(0.7)**	0.7	**(2.1)**	0.2
Cash receipt on management contracts	**2.6**	1.9	**5.1**	4.1
Distributions on convertible debentures	**(2.9)**	(2.9)	**(5.8)**	(5.8)
Capital replacement reserve	**(9.2)**	(7.4)	**(15.8)**	(13.1)
Distributable income (loss)	**$ 20.5**	$ 8.1	**$ 4.6**	$ (9.1)
Average units outstanding on distribution record dates (thousands)	**89,360**	89,360	**89,360**	89,360
Average exchangeable shares outstanding on distribution record dates (thousands)	**14,700**	14,700	**14,700**	14,700
	104,060	104,060	**104,060**	104,060
Dilutive effect of unit options	**31**	3	**39**	11
Diluted units outstanding (thousands)	**104,091**	104,063	**104,099**	104,071
Basic and diluted distributable income (loss) per unit	**$ 0.20**	$ 0.08	**$ 0.04**	$ (0.09)
Distributions declared per unit	**$ 0.08**	$ –	**$ 0.08**	$ 0.185

For the three and six months ended June 30, 2004 and the three and six months ended June 30, 2003, debentures convertible into 17,142,857 units and the associated distributable income impact were excluded from the computation of diluted distributable income per unit because their effect was not dilutive.

Hotel EBITDA

Hotel EBITDA is a non-GAAP financial measure and does not have a standardized meaning prescribed by GAAP. It is unlikely to be comparable to similar measures presented by other entities. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses and is presented on the unaudited statements of operations as "Operating income from hotel operations". Management considers hotel EBITDA to be a meaningful indicator of hotel operations.

Reconciliation of hotel EBITDA to net income (loss):

(In millions of dollars)	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
Hotel EBITDA	**$ 51.2**	$ 34.1	**$ 62.3**	$ 39.6
Deduct (add):				
Amortization of property and equipment	**18.7**	11.1	**37.6**	22.2
Advisory fees	**2.1**	1.9	**4.2**	4.0
Other expenses	**1.5**	1.1	**2.2**	1.6
Interest expense, net	**17.6**	14.6	**34.8**	28.3
Income tax expense (recovery), net	**(0.7)**	0.7	**(2.1)**	0.2
Net income (loss)	**$ 12.0**	$ 4.7	**$ (14.4)**	$ (16.7)

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, Legacy adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to standards for financial reporting in accordance with GAAP. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. As a result of these new guidelines, effective January 1, 2004, Legacy began amortizing its buildings on a straight-line basis over the remaining estimated useful economic life, as the sinking-fund method of amortization is no longer considered to be GAAP. This change in accounting policy has been applied prospectively. Previously, buildings were amortized using the sinking fund method whereby the cost of the building was amortized over a maximum period of 40 years in a series of annual installments increasing at the rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and has the effect of reducing net earning by $5 million and $11 million for the three and six months ended June 30, 2004, respectively.

Effective January 1, 2004, Legacy also adopted the recommendations of the CICA with respect to unit-based compensation using the fair value based method of accounting for all options, with a resulting compensation expense being charged to operations. This change in accounting policy was applied retroactively and resulted in a charge to retained earnings of $0.3 million and an increase in contributed surplus of $0.3 million. The ongoing impact of this change is negligible.

CONSOLIDATED BALANCE SHEETS
(Stated in thousands of Canadian dollars)

	(Unaudited) June 30 2004	December 31 2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 25,291	$ 19,335
Accounts receivable	60,041	46,630
Inventory	7,816	7,927
Prepaid expenses	22,704	6,837
	115,852	80,729
Property and equipment	1,835,502	1,850,127
Goodwill	35,425	35,425
Other assets (note 3)	34,021	22,068
Future income taxes	9,449	6,340
	$ 2,030,249	$ 1,994,689
LIABILITIES		
Current liabilities		
Bank loans	$ 59,844	$ 59,873
Accounts payable and accrued liabilities	84,603	64,820
Accrued distributions and dividends	10,887	2,946
Current portion of long-term debt	41,985	13,368
Other	132	11,488
	197,451	152,495
Long-term debt	826,306	815,794
Other liabilities	27,555	26,658
Future income taxes	35,366	35,330
	1,086,678	1,030,277
UNITHOLDERS' INTEREST		
Units (note 4)	795,682	795,682
Contributed surplus (note 2)	330	49
Exchangeable shares	126,420	126,420
Convertible debentures	147,956	147,281
Foreign currency translation adjustments	(20,388)	(27,696)
Deficit (note 2)	(106,429)	(77,324)
	943,571	964,412
	$ 2,030,249	$ 1,994,689

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of Canadian dollars, except per unit amounts) (Unaudited)

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
Revenues				
Room	**$ 126,184**	$ 100,645	**$ 212,523**	$ 177,826
Food and beverage	**69,328**	56,626	**122,949**	101,419
Other	**12,128**	8,563	**22,320**	16,798
	207,640	165,834	**357,792**	296,043
Operating expenses	**134,292**	112,885	**253,857**	219,814
Gross operating profit	**73,348**	52,949	**103,935**	76,229
Hotel management fees	**6,606**	5,398	**10,996**	9,477
Property taxes, rent and insurance	**15,560**	13,439	**30,676**	27,134
Operating income from hotel operations	**51,182**	34,112	**62,263**	39,618
Other expenses				
Amortization of property and equipment	**18,667**	11,073	**37,607**	22,230
Advisory fees	**2,128**	1,963	**4,184**	3,979
Other	**1,486**	1,106	**2,242**	1,599
	22,281	14,142	**44,033**	27,808
Income before interest expense and income tax expense	**28,901**	19,970	**18,230**	11,810
Interest expense, net	**17,596**	14,562	**34,772**	28,302
Income (loss) before income tax expense	**11,305**	5,408	**(16,542)**	(16,492)
Income tax expense/(recovery)				
Current	**155**	584	**305**	734
Future	**(822)**	140	**(2,445)**	(522)
	(667)	724	**(2,140)**	212
Income (loss) for the period	**$ 11,972**	$ 4,684	**$ (14,402)**	$ (16,704)
Basic and diluted income (loss) per unit	**$ 0.08**	$ 0.01	**$ (0.20)**	$ (0.22)

CONSOLIDATED STATEMENTS OF DEFICIT
(Stated in thousands of Canadian dollars) (Unaudited)

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
Deficit – beginning of period, as previously reported	**$ (107,215)**	$ (80,553)	**$ (77,324)**	$ (37,502)
Change in accounting policy for unit-based compensation (note 2)	**–**	–	**(281)**	–
Deficit – beginning of period, as restated	**(107,215)**	(80,553)	**(77,605)**	(37,502)
Net income (loss) for the period	**11,972**	4,684	**(14,402)**	(16,704)
Distributions in the period	**(7,149)**	–	**(7,149)**	(16,533)
Dividends on exchangeable shares	**(840)**	–	**(840)**	(1,942)
Part VI.1 tax on exchangeable share dividends	**(336)**	–	**(336)**	(777)
Part VI.1 tax deduction	**343**	–	**343**	793
Accretion of convertible debenture issuance costs	**(337)**	(337)	**(675)**	(675)
Distributions on convertible debentures	**(2,867)**	(2,899)	**(5,765)**	(5,765)
Deficit – end of period	**$ (106,429)**	$ (79,105)	**$ (106,429)**	$ (79,105)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of Canadian dollars) (Unaudited)

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
CASH PROVIDED BY (USED IN):				
Operating activities				
Net income (loss) for the period	**$ 11,972**	$ 4,684	**$ (14,402)**	$ (16,704)
Items not affecting cash				
Amortization of property and equipment	**18,667**	11,073	**37,607**	22,230
Part VI.1 tax	**(336)**	–	**(336)**	(777)
Future income taxes	**(822)**	140	**(2,445)**	(522)
Other	**1,075**	199	**2,147**	748
Changes in non-cash working capital *(note 6)*	**(13,076)**	(13,799)	**(5,392)**	(14,140)
	17,480	2,297	**17,179**	(9,165)
Investing activities				
Additions to property and equipment	**(5,177)**	(16,964)	**(10,092)**	(32,360)
Proceeds from sale of capital assets	**2**	12	**19**	72
Other assets *(note 3)*	**(1,796)**	(1,286)	**(17,417)**	(1,368)
	(6,971)	(18,238)	**(27,490)**	(33,656)
Financing activities				
Distributions	**–**	(16,533)	**–**	(16,533)
Dividends on exchangeable shares	**–**	(1,942)	**–**	(1,942)
Convertible debentures distributions	**(5,813)**	(5,813)	**(5,813)**	(5,813)
Net proceeds from bankers' acceptances	**–**	39,823	**–**	39,823
Net repayment of loan from affiliate	**–**	–	**(11,356)**	–
Net proceeds from mortgage	**–**	–	**39,778**	–
Mortgage payments	**(3,546)**	(1,750)	**(6,552)**	(3,508)
Decrease in bank loans	**(17,008)**	–	**(29)**	–
Other	**(33)**	(33)	**(66)**	(66)
	(26,400)	13,752	**15,962**	11,961
Translation adjustments affecting cash and cash equivalents	**(978)**	(356)	**305**	(616)
Increase (decrease) in cash and cash equivalents balance during the period	**(16,869)**	(2,545)	**5,956**	(31,476)
Cash and cash equivalents balance – beginning of period	**42,160**	17,293	**19,335**	46,224
Cash and cash equivalents balance – end of period	**$ 25,291**	$ 14,748	**$ 25,291**	$ 14,748
Supplemental disclosure				
Income taxes paid	**$ 347**	$ 846	**$ 647**	$ 1,842
Interest paid	**$ 15,401**	$ 17,368	**$ 33,612**	$ 27,295

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003 (Stated in thousands of Canadian dollars except per unit amounts) (Unaudited)

NOTE 1.

Legacy Hotels Real Estate Investment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 24 hotels, 22 of which are located in 14 Canadian cities throughout nine provinces and two hotels that are located in the United States. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc. ("FHR"), who own an approximate 35% interest in Legacy.

Results for the three and six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

NOTE 2.

These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2003 audited consolidated financial statements, except as discussed below:

Amortization of long-lived assets

Effective January 1, 2004, Legacy adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. As a result of these new recommendations, effective January 1, 2004, Legacy began amortizing its buildings on a straight-line basis over the remaining estimated useful economic life, as the sinking-fund method of amortization is no longer considered to be GAAP. Previously, buildings were amortized using the sinking fund method whereby the cost of the building was amortized over a maximum period of 40 years in a series of annual installments increasing at the rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and has the effect of reducing net earnings for the three months and six months ended June 30, 2004 by approximately $5,000 and $11,000, respectively.

Unit-based compensation

Effective January 1, 2004, Legacy adopted the revised recommendations of the CICA with respect to unit-based compensation using the fair value based method of accounting for all options, with a resulting compensation expense being charged to operations. This change in accounting policy has been applied retroactively and resulted in a charge to deficit of $281 and an increase to contributed surplus of $281.

NOTE 3.

Included in other assets is a US$10,100 deposit made under the terms of an existing mortgage.

NOTE 4.

At June 30, 2004, 89,360,094 units were outstanding (2003 – 89,360,094).

NOTE 5.

Net income (loss) per unit is based on net income (loss) available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
Net income (loss)	**$ 11,972**	$ 4,684	**$ (14,402)**	$ (16,704)
Part VI.1 tax, net of Part I tax deduction	**7**	–	**7**	16
Accretion of convertible debenture issuance costs	**(337)**	(337)	**(675)**	(675)
Distributions on convertible debentures	**(2,867)**	(2,899)	**(5,765)**	(5,765)
Net income (loss) and diluted net income (loss) available to unitholders	**$ 8,775**	$ 1,448	**$ (20,835)**	$ (23,128)
Weighted average number of units outstanding (thousands)	**89,360**	89,360	**89,360**	89,360
Weighted average number of exchangeable shares outstanding (thousands)	**14,700**	14,700	**14,700**	14,700
Basic weighted average number of units	**104,060**	104,060	**104,060**	104,060
Dilutive effect of unit options	**31**	3	**39**	11
Diluted weighted average number of units	**104,091**	104,063	**104,099**	104,071

For the three and six months ended June 30, 2004, debentures convertible into 17,142,857 (2003 – 17,142,857) units and the associated net income (loss) impact were excluded from the computation of diluted net income (loss) per unit because their effect was not dilutive.

Assuming Legacy elected to recognize the cost of its unit-based compensation based on the estimated fair value of unit options granted on or after January 1, 2002 and prior to January 1, 2004, net income (loss) and basic and diluted net income (loss) per unit would have been:

	Three months ended June 30, 2003	Six months ended June 30, 2003
Reported net income (loss) available to unitholders	$ 1,448	$ (23,128)
Pro Forma net income (loss) assuming fair value method used	1,437	(23,151)
Pro Forma basic and diluted net income (loss) per unit assuming fair value method used	0.01	(0.22)

NOTE 6. CHANGES IN NON-CASH WORKING CAPITAL

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
Increase in accounts receivable	**$ (10,387)**	$ (12,223)	**$ (10,118)**	$ (7,099)
Decrease (increase) in inventory	**(97)**	(91)	**185**	125
Increase in prepaid expenses	**(11,495)**	(7,673)	**(15,819)**	(12,091)
Increase in accounts payable and accrued liabilities	**8,903**	6,188	**20,360**	4,925
	$ (13,076)	$ (13,799)	**$ (5,392)**	$ (14,140)

NOTE 7.

At June 30, 2004, Legacy has a receivable from FHR of US$7,000 in connection with various management contracts with FHR, and reciprocal loan agreements with FHR for US$86,600. The reciprocal loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements.

A subsidiary of FHR has a 25% participation amounting to US$10,719 in the first mortgage on The Fairmont Olympic Hotel, Seattle.

NOTE 8.

Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2004.

INVESTOR INFORMATION

EXECUTIVE OFFICE AND PRINCIPAL PLACE OF BUSINESS

Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario M5K 1B7

INVESTOR RELATIONS

Toll-free:	866-627-0641
Fax:	416-874-2761
Email:	investor@legacyhotels.ca
Website:	www.legacyhotels.ca

Quarterly earnings conference calls are broadcast live through our website and archived for three months. Presentations at investor conferences are also promptly made available on the website.

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Units: LGY.UN
Convertible debentures: LGY.DB

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal, Quebec
H3A 3S8

Toll-free:	800-332-0095
Tel:	514-982-7800

HOTEL RESERVATIONS

Fairmont Hotels & Resorts

Toll-free:	800-441-1414
Website:	www.fairmont.com

Delta Hotels

Toll-free:	800-268-1133
Website:	www.deltahotels.com

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Neil Labatte, Chief Executive Officer of Legacy Hotels Real Estate Investment Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Legacy Hotels Real Estate Investment Trust (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 27, 2004

/s/ Neil Labatte

Neil Labatte
Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Robert Putman, Chief Financial Officer of Legacy Hotels Real Estate Investment Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Legacy Hotels Real Estate Investment Trust (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 27, 2004

/s/ Robert Putman

Robert Putman
Chief Financial Officer